September 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE: Bergio International, Inc.

Registration Statement on Form S-1

File No. 333-267620

To Whom It May Concern:

Reference is made to the Registration Statement on Form S-1 (File No. 333-267620) filed by Bergio International, Inc. (the “Company”) with the Securities and Exchange Commission on September 26, 2022 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Company requests that the Staff contact Matheau J. W. Stout, Esq. at (410) 429-7076 with any questions or comments. Thank you.

Sincerely,

/s/ Berge Abajian

Berge Abajian

Chief Executive Officer